UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K or Form 10KSB ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q or Form 10QSB ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Commission file number 1-14012

Emeritus Corporation

Full Name of Registrant

N/A
Former Name if Applicable

3131 Elliott, Suite 500

Address of Principal Executive Office (Street and Number)

Seattle, WA 98121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 5, 2004, Emeritus Corporation. (the “Company”) announced that it will restate its financial results for 2003 and 2004 due to the determination that finance accounting under Financial Accounting Standard No. 98 Accounting for Leases, and its various interpretations, was appropriate for a transaction the Company booked as a sale under sale-leaseback accounting in September 2003. This matter is described in a press release dated November 5, 2004, included as Exhibit 99.1 in the Company's Form 8-K filed on November 8, 2004 with the Securities and Exchange Commission.

The Company is in the process of completing its review and preparing the restated financial statements and amended periodic reports and was not able to complete this process in the required time frame without unreasonable effort and expense because of the complexities of certain of the disclosures involved. The Company cannot complete its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, until it has completed the restatement of its financial results for 2003 and 2004. Management is working diligently to complete the restatement of its financial statements and intends to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, with the Securities and Exchange Commission as soon as the restatement process is complete.

1

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond R. Brandstrom	206	298-2909
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Emeritus Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2004	By:	/s/ Raymond R. Brandstrom
Raymond R. Brandstrom
	Title:	Vice President of Finance, Secretary, and Chief Financial Officer

3